VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 4720 100 F Street, N.E. Washington, D.C. 20549 Attention: Brian Cascio, Accounting Branch Chief Andri Boerman	December 31, 2014

Re:	ChipMOS TECHNOLOGIES (Bermuda) LTD.

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 25, 2014

File No. 000-31106

Ladies and Gentlemen:

On behalf of ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”), we are hereby filing with the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this response to the letter dated December 16, 2014 from Staff Accounting Branch Chief Brian Cascio to Shou-Kang Chen the Company’s Chief Financial Officer and Director (the “Comment Letter”), with respect to the Company’s above-captioned Form 20-F for the Fiscal Year Ended December 31, 2013 (the “Form 20-F”).

The comment and response set forth below are keyed to the headings used in the Comment Letter.

Form 20-F for the Fiscal Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD., page F-3

Comment:

1. The audit report included on page F-3 is not signed by your Independent Registered Public Accounting Firm as required by Rule 2-02 (a) of Regulation S-X. Please amend the filing to provide an audit report which is signed by your independent auditor. Refer to Item 302 of Regulation S-T which provides guidance on including signatures in electronic filings.

Response:

We have provided the audit report included on page F-3, signed by the Company’s independent registered accounting firm, which is contained in the Company’s Form 20-F/A Amendment No. 1 amending the Form 20-F, filed on December 31, 2014.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, kindly contact the undersigned at +886.3.563.3988 or Remsen Kinne of our legal counsel K&L Gates LLP, at (415) 882-8019. Thank you for your time and attention.

Sincerely,

/s/ Shou-Kang Chen

Shou-Kang Chen

Chief Financial Officer

cc:	Remsen Kinne, K&L Gates LLP

Martin James, Senior Asst. Chief Accountant, Commission